July 11, 2024

T. Christopher Pledger
Chief Financial Officer
Westrock Coffee Co.
4009 N. Rodney Parham Road, 4th Floor
Little Rock, AR 72212

       Re: Westrock Coffee Co.
           Form 10-K for Fiscal Year Ended December 31, 2023
           Filed March 15, 2024
           File No. 001-41485
Dear T. Christopher Pledger:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2023
Management's Discussion and Analysis of Financial Condition and Results of Operations
Adjusted EBITDA, page 30

1.     We note that your adjusted EBITDA non-GAAP financial measure excludes
Conway
       extract and ready-to-drink facility start-up costs. It appears to us that facility start-up costs are normal, recurring operating costs necessary to operate your business. Please tell us how you determined that this adjustment is appropriate based on the guidance in Question
       100.01 of the Division of Corporation Finance Compliance & Disclosure Interpretations
       on Non-GAAP Financial Measures.
 July 11, 2024
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Dale Welcome at 202-551-3865 or Jean Yu at 202-551-3305 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing